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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission file number 001-12055

(Check One):

(X) Form 10-K and Form 10-KSB        ( ) Form 20-F     ( ) Form 11-K
( ) Form 10-Q and Form 10QSB         ( ) Form N-SAR

For Period Ended : December 31, 2000

( ) Transition report on Form 10-K   ( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K   ( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

PART 1 - REGISTRANT INFORMATION


                        PARACELSUS HEALTHCARE CORPORATION
                              (Name of Registrant)

                         515 West Greens Road, Suite 500
                     (Address of Principal Executive Office)

                              Houston, Texas 77067
                           (City, State and Zip Code)

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

         As previously reported, on March 15, 2001, the accounting firm, Ernst & Young LLP ("EY"), resigned as the auditor of the financial statements of Paracelsus Healthcare Corporation (the "Company"). EY resigned because statements made by a representative of the Creditors Committee in the Paracelsus bankruptcy could in the future create the appearance that EY lacks the necessary independence to remain as the auditors for the Company.

         On March 15, 2001, the Company engaged PricewaterhouseCoopers LLP ("PwC") as its new accounting firm to audit the Company's financial statements. The decision to engage PwC was approved by the Company's Board of Directors and is subject to the approval of the Bankruptcy Court. During the Reporting Period, PwC has not been engaged as either the principal accountant of the Company to audit its financial statements or of any significant subsidiary. During the Reporting Period, the Company has not consulted with PwC about any of the matters listed in Regulation S-K Item 304(a)(2)(i) or (ii).

         Given the above events, the Company will be not be able to file its Form 10-K with the Securities and Exchange Commission by the statutory due date of March 31, 2001. The Company probably will be unable to file its Form 10-K by April 17, 2001, the last day such report can be filed and still be deemed timely under Rule 12b-25, but is attempting to meet the extended filing date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                ROBERT M. STARLING              (281) 774-5100
                ------------------              --------------
                     (Name)             (Area code and telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                    (X)   YES                      ( )   NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    (X)   YES                     (  )   NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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The Company anticipates that both the revenues and expenses to be reflected on its consolidated financial statements for its fiscal year ended December 31, 2000, will be substantially less than amounts reported for its previous fiscal year primarily due to the disposition of 10 hospitals in 1999, as previously reported. The Company has also incurred significant reorganization costs in conjunction with its Chapter 11 bankruptcy filing on September 15, 2000, offset by a reduction in interest expense attributable to debt obligations subject to compromise. Pursuant to Statement of Position 90-7, "Financial Reporting by Entities Under the Bankruptcy Code," the Company has ceased recording interest expense on such debt obligations as of September 15, 2000, the date of the Chapter 11 bankruptcy filing. The Company expects to report a net loss for the year ended December 31, 2000; however, final amounts for 2000 cannot be quantified at this time.


                        PARACELSUS HEALTHCARE CORPORATION
                  (Name of Registrant as Specified in Charter)


             has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


March 30, 2001                            By: /s/ LAWRENCE A. HUMPHREY
                                              ----------------------------------
                                              Lawrence A. Humphrey
                                              Executive Vice President,
                                              & Chief Financial Officer